EXHIBIT 12
Starbucks Corporation
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Sept 30,	Oct 1,	Oct 2,	Oct 3,	Sept 28,
Fiscal year ended	2007	2006	2005	2004	2003
Earnings (1)	$1,056,364	$906,243	$796,347	$620,634	$432,472

Income from equity investees	(108,006)	(93,937)	(76,648)	(58,978)	(36,903)
Distributed income from equity investees	65,927	49,238	30,919	38,328	28,966
Minority interest in subsidiaries	1,095	963	521	285	236
Amortization of capitalized interest	355	141	—	—	—
Fixed charges, excluding capitalized interest	254,474	181,811	149,114	132,344	121,211

Total earnings available for fixed charges	$1,270,209	$1,044,459	$900,253	$732,613	$545,982

Fixed charges:
Interest and debt expense (2)	$42,277	$11,138	$1,308	$370	$265
Interest portion of rental expense	216,123	173,352	147,806	131,974	120,946

Total fixed charges	$258,400	$184,490	$149,114	$132,344	$121,211

Ratio of earnings to fixed charges	4.9	5.7	6.0	5.5	4.5

(1)	Earnings represent income from continuing operations before provision for income taxes and cumulative effect of accounting change.

(2)	Includes amortization of debt-related expenses and interest capitalized during the period.